January 27, 2011
Via Edgar and Facsimile
Securities and Exchange Commission
Attn:  Christian Windsor
Senior Counsel
Division of Corporation Finance
Washington, D.C.  20549

Re:    Pioneer Financial Services, Inc.
Post Effective Amendment No. 1 to Form S-1 Registration Statement
Filed December 21, 2010
File No. 333-164109

Dear Mr. Windsor:

In accordance with Rule 461 under the Securities Act of 1933, Pioneer Financial Services, Inc. (the “Company”) hereby requests acceleration of the effective date of Post Effective Amendment No. 1 to the Registration Statement on Form S-1 to January 28, 2011, at 11 a.m. (Eastern Daylight time), or as soon thereafter as practicable.  The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call our counsel, Kenda K. Tomes (816-691-2419 (office) or 816-668-1684(cell)), with any questions you may have.

Sincerely,

Pioneer Financial Services, Inc.

/s/ Laura V. Stack
Laura V. Stack
Chief Financial Officer